82-1252

NESTLÉ S.A.

RECEIVED

2006 FEB -1 P 12:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

SUPPL

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 19 January 2006
RT/dme

[redacted]

06010567

Nestlé S.A. – Today's Press Release

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

Yours sincerely,

Robin Tickle
Assistant Vice President

Encl.

PRESS RELEASE

Nestlé achieves full ownership of Dreyer's and becomes world leader in ice cream

Vevey, 19 January 2006 – Nestlé S.A. yesterday achieved full ownership of Dreyer's Grand Ice Cream Holdings, an important milestone in the ambitious global ice cream strategy it has pursued for over ten years. This follows the 2003 merger of Nestlé's US ice cream business with Dreyer's which resulted in Nestlé owning 67% of the combined company at the time. Nestlé, through the Dreyer's business, has continued to gain market share in the US throughout the year, reaching 23.2% in 2005 according to ACNielsen data. Taking into account the proposed acquisition of Delta Ice Cream in Greece announced last month, Nestlé has now achieved clear global leadership in ice cream, with a 17.5% world market share.

Nestlé and Dreyer's Grand Ice Cream have achieved major success in the US market by deploying proprietary technologies to produce significant innovations. These include *Dreyer's Slow Churned Light*, which tastes as good as classical ice cream but has half the fat and one third less calories; *Dreyer's Dibs*, bite-sized pieces of ice cream, which have brought a new snacking dimension to ice cream; and *Häagen-Dazs Light*, also manufactured using proprietary technology. Nestlé plans to further leverage such successful technologies by introducing locally-adapted new products to other markets worldwide.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé: "Wednesday's events in the US are the culmination of a long-standing strategy to achieve leadership in the world's largest ice cream market. I am gratified that the Dreyer's business has consistently translated technical innovations into tangible market share gains in the US. I am also very pleased with market share performance in other markets which, coupled with Dreyer's success, has brought Nestlé to the global leadership position for the first time. As we continue to introduce innovations in different markets, we are also focused on delivering a level of profitability appropriate to our brand strength and market leadership."

Contacts:	***Media:***	*Robin Tickle*	*Tel.: +41-21-924 3517*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*